EXHIBIT 99.1

Special Considerations and Risk Factors

From time to time, we may make forward-looking public statements, such as statements concerning our then-expected future revenue or earnings or concerning projected plans, performance or contract procurement, as well as other estimates relating to future operations. Forward-looking statements may be in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in press releases or in informal statements made with the approval of an authorized executive officer. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “could,” “intend,” “may,” “opportunity,” “plan,” “potential” or similar terms and expressions are intended to identify “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

We wish to caution you not to place undue reliance on these forward-looking statements that speak only as of the date on which they are made. In addition, we wish to advise you that the factors listed below, as well as other factors we have not currently identified, could affect our financial or other performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods or events in any current statement.

We will not undertake and we specifically decline any obligation to publicly release revisions to these forward-looking statements to reflect either a circumstance after the date of the statements or the occurrence of events that may cause us to re-evaluate our forward-looking statements.

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act, we are hereby filing the following cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements made by us or on our behalf:

If we fail to satisfy our contractual obligations or meet performance standards, our contracts may be terminated and we may incur significant costs or liabilities, including liquidated damages and penalties, which could adversely impact our operating results, financial condition and our ability to compete for future contracts.

Our contracts may be terminated for our failure to satisfy our contractual obligations or to meet performance standards and often require us to indemnify customers. In addition, some of our contracts contain substantial liquidated damages provisions and financial penalties related to performance failures. Although we have liability insurance, the policy coverage and limits may not be adequate to provide protection against all potential liabilities. Further, for certain contracts, we have posted significant performance bonds or issued letters of credit to secure our indemnification and other obligations. If a claim is made against a performance bond or letter of credit, we would be required to reimburse the issuer for the amount of the claim. Consequently, as a result of the above matters, we may incur significant costs or liabilities, including penalties, which could adversely impact our operating results, financial condition and our ability to compete for future contracts.

The company served as a subcontractor to Accenture LLP in support of Accenture’s prime contract with the Texas Health and Human Services Commission (“HHSC”) for the Integrated Eligibility and Enrollment Services program. In January 2007, Accenture delivered a letter purporting to declare the Company in default of its obligations under that subcontract. The letter stated that Accenture planned to exercise step-in rights with respect to certain management and supervisory services provided by the Company for the Children’s Health Insurance Program (“CHIP”) operations. The letter also stated that Accenture intended to partially terminate the subcontract as of February 5, 2007 with respect to the Company’s obligations regarding CHIP integrated eligibility services. The letter included a proposed turnover plan for transitioning the CHIP services from the Company to Accenture. Accenture has alleged that the Company owes damages relating to the CHIP operations of at least $45 million plus $30 million in indemnification for amounts that Accenture agreed to pay to HHSC.

These issues are the subject of an arbitration proceeding the Company has initiated against Accenture alleging, among other things, that Accenture breached the subcontract and that the CHIP termination was unjustified. Accenture has disputed MAXIMUS’ claims and asserted that MAXIMUS breached the subcontract. The Company cannot predict the outcome of that proceeding. The Company has incurred very substantial losses on this project. An adverse decision in the arbitration could adversely our operating results, financial condition and ability to compete for future projects.

We may be subject to fines, penalties and other sanctions if we fail to comply with federal, state and local laws governing our business.

Our business lines operate within a variety of complex regulatory schemes, including but not limited to the Federal Acquisition Regulation (FAR), Cost Accounting Standards, the Truth in Negotiations Act, the Fair Debt Collection Practices Act (and analogous state laws), as well as the regulations governing Medicaid and Medicare. If a government audit uncovers improper or illegal activities by us or we otherwise determine that these activities have occurred, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or disqualification from doing business with the government. Any adverse determination could adversely impact our ability to bid in response to RFPs in one or more jurisdictions. Further, as a government contractor subject to the types of regulatory schemes described above, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which private sector companies are not, the result of which could have a material adverse effect on our operations.

The U.S. Attorney’s Office for the District of Columbia is investigating issues pertaining to the Company’s compliance with the federal laws governing Medicaid claims in connection with the Company’s preparation and submission of Medicaid reimbursement claims on behalf of the District of Columbia. Attorneys from the Criminal Division have expressed their view that the Company either willfully or recklessly submitted inaccurate claims to the federal government on behalf of the District of Columbia. If we are unable to resolve this matter, the Company could be subject to criminal prosecution and suspension or debarment from performing government contracts, the result of which could have a material adverse effect on our operations, financial condition and ability to compete for future projects.

We are subject to review and audit by federal, state and local governments at their sole discretion and, if any improprieties are found, we may be required to refund revenue we have received, or forego anticipated revenue, which could have a material adverse impact on our revenues and our ability to bid in response to RFPs.

As a provider of services to government agencies, we are subject to periodic audits and other reviews by federal, state and local governments of our costs and performance, accounting and general business practices relating to our contracts with those government agencies. As part of that process, the government agency reviews our performance on the contract, our pricing practices, our cost structure and our compliance with applicable laws, regulations and standards. Based on the results of these audits, government agencies may demand refunds or adjust our contract-related costs and fees, including internal costs and expense allocation. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects.

If we fail to accurately estimate the factors upon which we base our contract pricing, we may generate less profit than expected or incur losses on those contracts.

We derived approximately 41% of our fiscal 2006 revenue from fixed-price contracts and approximately 35% of our fiscal 2006 revenue from performance-based contracts. For fixed-price contracts, we receive our fee based on services provided. Those services might include operating a Medicaid enrollment center pursuant to specified standards, designing and implementing computer systems or applications, or delivering a planning document under a consulting arrangement. For performance-based contracts, we receive our fee on a per-transaction basis. These contracts include, for example, child support enforcement contracts, in which we often receive a fee based on the amount of child support collected. To earn a profit on these contracts, we must accurately estimate costs involved and assess the probability of completing individual transactions within the contracted time period. If our estimates prove to be inaccurate, we may not achieve the level of profit we expected or we may incur a net loss on a contract. Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts, as required under U.S. generally accepted accounting principles, we cannot assure you that our contract loss provisions will be adequate to cover all actual future losses.

Adverse judgments or settlements in legal disputes could harm our financial condition and operating results.

We are subject to a variety of litigation or other claims and suits that arise from time to time in the ordinary course of our business such as contract and employment claims and lawsuits involving compliance with laws governing debt collections and child support enforcement. Adverse judgments or settlements in some or all of these legal disputes may result in significant monetary damages or injunctive relief against us. In addition, the litigation and other claims described in our periodic report are subject to inherent uncertainties and management’s view of these matters may change in the future. Those uncertainties include, but are not limited to, costs of litigation, unpredictable court or jury decisions, and the differing laws and attitudes regarding damage awards among the states and countries in which we operate.

We may incur significant costs before receiving related contract payments that could result in increasing the use of cash and accounts receivable.

When we are awarded a contract, we may incur significant expenses before we receive contract payments, if any. These expenses may include leasing office space, purchasing office equipment and hiring personnel. In other situations, contract terms provide for billing upon achievement of specified project milestones. As a result, in these situations, we are required to expend significant sums of money before receiving related contract payments. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures to approve governmental budgets in a timely manner. These factors could impact us by increasing the use of cash and accounts receivable. Moreover, these impacts could be exacerbated if we fail to either invoice the government agency or collect our fee in a timely manner.

We obtain most of our business through competitive bidding in response to government RFPs. We may not be awarded contracts through this process on the same level in the future as in the past, and contracts we are awarded may not be profitable.

Substantially all of our customers are government agencies. To market our services to government customers, we are often required to respond to government RFPs which may result in contract awards on a competitive basis. To do so effectively, we must estimate accurately our cost structure for servicing a proposed contract, the time required to establish operations and likely terms of the proposals submitted by competitors. We must also assemble and submit a large volume of information within a RFP’s rigid timetable. Our ability to respond successfully to RFPs will greatly impact our business. There is no assurance that we will continue to obtain contracts in response to government RFPs and our proposals may not result in profitable contracts. In addition, competitors may protest contracts awarded to us through the RFP process which may cause the award to be delayed or overturned or may require the customer to reinitiate the RFP process.

Government entities have in the past and may in the future terminate their contracts with us earlier than we expect, which may result in revenue shortfalls.

Many of our government contracts contain base periods of one or more years, as well as option periods covering more than half of the contract’s potential duration. Government agencies do not have to exercise these option periods, and they may elect not to exercise them for budgetary, performance, or any other reason. Our contracts also typically contain provisions permitting a government customer to terminate the contract on short notice, with or without cause. Termination without cause provisions generally allow the government to terminate a contract at any time, and enable us to recover only our costs incurred or committed, and settlement expenses and profit, if any, on the work completed prior to termination. The unexpected termination of significant contracts could result in significant revenue shortfalls. If revenue shortfalls occur and are not offset by corresponding reductions in expenses, our business could be adversely affected. We cannot anticipate if, when or to what extent a customer might terminate its contracts with us.

If we are unable to manage our growth, our profitability will be adversely affected.

Sustaining our growth places significant demands on our management as well as on our administrative, operational and financial resources. For us to continue to manage our growth, we must continue to improve our operational, financial and management information systems and expand, motivate and manage our workforce. If our growth comes at the expense of providing quality service and generating reasonable profits, our ability to successfully bid for contracts and our profitability will be adversely affected.

We rely on key contracts with state and local governments for a significant portion of our sales. A substantial reduction in those contracts would materially adversely affect our operating results.

In fiscal 2006, approximately 77% of our total revenue was derived from contracts with state and local government agencies. Any significant disruption or deterioration in our relationship with state and local governments and a corresponding reduction in these contracts would significantly reduce our revenues and could substantially harm our business.

Government unions may oppose outsourcing of government programs to outside vendors such as us, which could limit our market opportunities and could impact us adversely. In addition, our unionized workers could disrupt our operations.

Our success depends in part on our ability to win profitable contracts to administer and manage health and human services programs traditionally administered by government employees. Many government employees, however, belong to labor unions with considerable financial resources and lobbying networks. Unions have in the past applied, and are likely to continue to apply, political pressure on legislators and other officials seeking to outsource government programs. Union opposition to these programs may result in fewer opportunities for us to service government agencies and/or longer and more complex procurements.

We do operate outsourcing programs using unionized employees in Canada. We have experienced opposition from the union which does not favor the outsourcing of government programs. As a result, we have received negative press coverage as the union continues to oppose our program operations. Such press coverage and union opposition may have an adverse affect on the willingness of government agencies to outsource such projects as well as certain contracts that are operated within a unionized environment. Our unionized workers could also declare a strike which could adversely affect our performance and financial results.

We may be precluded from bidding and performing certain work due to other work we currently perform.

Various laws and regulations prohibit companies from performing work for government agencies that might be viewed as an actual or apparent conflict of interest. These laws may limit our ability to pursue and perform certain types of work. For example, some of our Consulting Segment divisions assist government agencies in developing requests for proposals (RFPs) for various government programs. In those situations, the divisions involved in operating such programs would likely be precluded from bidding on those RFPs. Similarly, rules governing the independence of enrollment brokers could prevent us from providing services to other organizations such as health plans.

We may lose executive officers and senior managers on whom we rely to generate business and execute projects successfully.

The ability of our executive officers and our senior managers to generate business and execute projects successfully is important to our success. While we have employment agreements with some of our executive officers, those agreements do not prevent them from terminating their employment with us. The loss of an executive officer or senior manager could impair our ability to secure and manage engagements, which could harm our business, prospects, financial condition and results of operations.

Inaccurate, misleading or negative media coverage could adversely affect our reputation and our ability to bid for government contracts.

Because of the public nature of many of our business lines, the media frequently focus their attention on our contracts with government agencies. If the media coverage is negative, it could influence government officials to slow the pace of outsourcing government services, which could reduce the number of RFPs. The media also focus their attention on the activities of political consultants engaged by us, and we may be tainted by adverse media coverage about their activities, even when those activities are unrelated to our business. Moreover, inaccurate, misleading or negative media coverage about us could harm our reputation and, accordingly, our ability to bid for and win government contracts.

We may be unable to attract and retain sufficient qualified personnel to sustain our business.

Our delivery of services is labor-intensive. When we are awarded a government contract, we must quickly hire project leaders and case management personnel. The additional staff also creates a concurrent demand for increased administrative personnel. Our success requires that we attract, develop, motivate and retain:

•                  experienced and innovative executive officers;

•                  senior managers who have successfully managed or designed government services programs; and

•                  information technology professionals who have designed or implemented complex information technology projects.

Innovative, experienced and technically proficient individuals are in great demand and are likely to remain a limited resource. There can be no assurance that we will be able to continue to attract and retain desirable executive officers and senior managers. Our inability to hire sufficient personnel on a timely basis or the loss of significant numbers of executive officers and senior managers could adversely affect our business.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for RFPs may be adversely affected.

To facilitate our ability to prepare bids in response to RFPs, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to the government entities and agencies prior to the development of an RFP. We also engage marketing consultants, including lobbyists, to establish and maintain relationships with elected officials and appointed members of government agencies. The effectiveness of these consultants may be reduced or eliminated if a significant political change occurs. In that circumstance, we may be unable to successfully manage our relationships with government entities and agencies and with elected officials and appointees. Any failure to maintain positive relationships with government entities and agencies may adversely affect our ability to bid successfully in response to RFPs.

The federal government may refuse to grant consents and/or waivers necessary to permit private entities, such as us, to perform certain elements of government programs.

Under current law, in order to privatize certain functions of government programs, the federal government must grant a consent and/or waiver to the petitioning state or local agency. If the federal government does not grant a necessary consent or waiver, the state or local agency will be unable to outsource that function to a private entity, such as us. This situation could eliminate a contracting opportunity or reduce the value of an existing contract.

Our business could be adversely affected by future legislative or government budgetary and spending changes.

The market for our services depends largely on federal and state legislative programs and the budgetary capability to support programs, including the continuance of existing programs. These programs can be modified or amended at any time by acts of federal and state governments.

Moreover, part of our growth strategy includes aggressively pursuing new opportunities and continuing to serve existing programs scheduled for re-bid, which are or may be created by federal and state initiatives, principally in the area of health services, human services and child welfare.

State budgets were adversely impacted by a general economic slowdown in fiscal 2003, creating state budget deficits, which trend, although to a lesser extent, continued into fiscal 2004 and 2005. All but one state must operate under a balanced budget. There are a number of alternatives to states in managing a possible budget deficit, including:

•                  Accessing previously set aside or “rainy day” funds;

•                  Increasing taxes;

•                  Elimination or reduction in services;

•                  Cost containment and savings;

•                  Pursuit of additional federal assistance; and

•                  Developing additional sources of revenue, such as the legalization of gaming.

While we believe that the demand for our services remains substantial, state budget deficits could adversely impact our existing and anticipated business as well as our future financial performance.

Also, changes in federal initiatives or in the level of federal spending due to budgetary or deficit considerations may have a significant impact on our future financial performance. For example, increased or changed spending on defense, security or anti-terrorism threats may impact the level of demand for our services. Many state programs, such as Medicaid, are federally mandated and fully or partially funded by the federal government. Changes, such as program eligibility, benefits, or the level of federal funding may impact the demand for our services. Certain changes may present new opportunities to us and other changes may reduce the level of demand for services provided by us, which could materially adversely impact our future financial performance.

If we do not successfully integrate the businesses that we acquire, our results of operations could be adversely affected.

Business combinations involve a number of factors that affect operations, including:

•                  diversion of management’s attention;

•                  loss of key personnel;

•                  entry into unfamiliar markets;

•                  assumption of unanticipated legal or financial liabilities;

•                  becoming significantly leveraged as a result of incurring debt to finance an acquisition;

•                  unanticipated operating, accounting or management difficulties in connection with the acquired entities;

•                  impairment of acquired intangible assets, including goodwill; and

•                  dilution to our earnings per share.

Businesses we acquire may not achieve the revenue and earnings we anticipated. Customer dissatisfaction or performance problems with an acquired firm could materially and adversely affect our reputation as a whole. As a result, we may be unable to profitably manage businesses that we have acquired or that we may acquire or we may fail to integrate them successfully without incurring substantial expenses, delays or other problems that could materially negatively impact our business and results of operations.

Federal government officials may discourage state and local governmental entities from engaging us, which may result in a decline in revenue.

To avoid higher than anticipated demands for federal funds, federal government officials occasionally discourage state and local authorities from engaging private consultants to advise them on obtaining federal funding reimbursements. If state and local officials are dissuaded from engaging us for revenue maximization services, we will not receive contracts for, or revenue from, those services.

We may rely on subcontractors and partners to provide clients with a single-source solution.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution. While we believe that we perform appropriate due diligence on our subcontractors and teaming partners, we cannot guarantee that those parties will comply with the terms set forth in their agreements. We may have disputes with our subcontractors, teaming partners or other third parties arising from the quality and timeliness of the subcontractor’s work, customer concerns about the subcontractor or other matters. Subcontractor performance deficiencies could result in a customer terminating our contract for default. We may be exposed to liability, and we and our clients may be adversely affected if a subcontractor or teaming partner failed to meet its contractual obligations.

We face competition from a variety of organizations, many of which have substantially greater financial resources than we do; we may be unable to compete successfully with these organizations.

Our Consulting Segment typically competes for consulting contracts with large consulting firms such as Accenture Ltd., as well as smaller niche players, such as Public Consulting Group.

Our Systems Segment competes for system products sales and system service contracts with a large number of competitors, including Unisys Corporation, SAP America, Inc., Oracle Corporation, BearingPoint, Inc., Accenture Ltd., Deloitte & Touche LLP, Northrop Grumman Corporation, and Electronic Data Systems Corporation.

Our Operations Segment competes for program management contracts with the following:

•                  government services divisions of large organizations such as Affiliated Computer Services, Inc., Electronic Data Systems Corporation, and International Business Machines Corporation;

•                  specialized service providers; and

•                  local non-profit organizations such as the United Way of America, Goodwill Industries and Catholic Charities, USA.

Many of these companies are national and international in scope, are larger than us and have greater financial resources, name recognition and larger technical staffs. Substantial resources could enable certain competitors to initiate severe price cuts or take other measures in an effort to gain market share. In addition, we may be unable to compete for the limited number of large contracts because we may not be able to meet an RFP’s requirement to obtain and post a large cash performance bond. Also, in some geographic areas, we face competition from smaller consulting firms with established reputations and political relationships. There can be no assurance that we will be able to compete successfully against our existing or any new competitors.

A number of factors may cause our cash flows and results of operations to vary from quarter to quarter.

Factors which may cause our cash flows and results of operations to vary from quarter to quarter include:

•                  the terms and progress of contracts;

•                  the levels of revenue earned and profitability of fixed-price and performance-based contracts;

•                  expenses related to certain contracts which may be incurred in periods prior to revenue being recognized;

•                  the commencement, completion or termination of contracts during any particular quarter;

•                  the schedules of government agencies for awarding contracts;

•                  the term of awarded contracts; and

•                  potential acquisitions.

Changes in the volume of activity and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flows and results of operations because a large amount of our expenses are fixed.

Our Articles of Incorporation and bylaws include provisions that may have anti-takeover effects.

Our Articles of Incorporation and bylaws include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of us by preventing stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to take control of us without the consent of our Board of Directors. Our Articles of Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any corporate actions initiated by shareholders be adopted only at properly called shareholder meetings.